MAINSTAY FUNDS TRUST

THE MAINSTAY FUNDS

51 MADISON AVENUE

NEW YORK, NY 10010

December 21, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	MainStay Funds Trust; The MainStay Funds (each, a “Registrant, together, the "Registrants")

Registration Numbers: 333-160918 and 811-22321; 033-02610 and 811-04550

Dear Sir/Madam:

Electronically transmitted for filing on EDGAR is Post-Effective Amendment No.122 under the Securities Act of 1933, as amended (“1933 Act”) and Amendment No. 124 under the Investment Company Act of 1940, as amended (“1940 Act”) for MainStay Funds Trust and Post-Effective Amendment No. 138 under the 1933 Act and Amendment No. 141 under the 1940 Act for The MainStay Funds.

We note for the examiner that the changes for the following Funds are limited to disclosing updates to their fundamental investment restrictions in the Statement of Additional Information as a result of a recent shareholder vote.

MainStay Conservative Allocation Fund	MainStay Moderate Allocation Fund
MainStay Epoch U.S. All Cap Fund	MainStay Moderate Growth Allocation Fund
MainStay Floating Rate Fund	MainStay S&P 500 Index Fund
MainStay Growth Allocation Fund	MainStay Total Return Bond Fund
MainStay Indexed Bond Fund

For the remaining two funds, MainStay MAP Equity Fund and MainStay Epoch International Choice Fund, the changes being disclosed are the result of a change in subadvisor and thereby the Funds’ investment strategies.

Please also note that these Funds’ disclosure is being filed as part of combined statutory prospectuses. For each of the prospectuses for the MainStay Equity Funds and the MainStay Income and Mixed Asset Funds, other Funds in the MainStay Group of Funds are referenced as they are a part of that combined statutory prospectus and will be added back for the annual update for those Funds. The following sections of the statutory prospectus will apply to additional Funds not being filed as part of these Amendments: “More About Investment Strategies and Risks,” “Shareholder Guide” and “Know With Whom You Are Investing.”

No fee is required in connection with this filing. Please direct any questions concerning the filing to the undersigned at 201-685-6232 or Thomas Humbert at 201-685-6221.

Very truly yours,

/s/ Y. Rachel Kuo

Y. Rachel Kuo

Assistant Secretary